SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Public-Held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

NOTICE TO THE MARKET

TIM PARTICIPAÇÕES S.A. (“Company”) (BM&FBOVESPA: TIMP3; NYSE: TSU), in response to a formal CVM inquiry CVM/SEP/GEA-2/Nº340/2014, informs its Shareholders and the Market in general that the Company has inquired its Directors and indirect controlling shareholder, Telecom Italia S.p.A (TI), about the content of the news published on the newspaper “O Estado de São Paulo” under the title  ” (Carlos Slim’s América Móvil should invest R$ 10 billion in Brazil in 2015). Considering this inquiry, the company was informed that both (directors and TI) (i) do not have any knowledge and are not taking part in any discussion aimed at the possibility of selling the Company; and (ii) also they are unaware of the possible content of discussions between BTG and Oi’s Shareholders about consolidation alternatives. Such information is consistent with communication previously disclosed by the Company in a Material Fact on August 27, 2014 and in a Notice to the Market on October 8, 2014.

Additionally, the Company reiterates its commitment to timely provide the appropriate information to its Shareholders and the Market whenever there is any material fact.

Rio de Janeiro, October 30, 2014.

TIM Participações
Rogerio Tostes
Investor Relations Officer

Annex – Complete text of CVM Inquiry

OFÍCIO/CVM/SEP/GEA-2/Nº 340/2014                Rio de Janeiro, 29 de outubro de 2014.

Ao Senhor
Rogerio Tostes Lima
Diretor de Relações com Investidores da
TIM PARTICIPAÇÕES SA
Av. das Américas, 3434 - Bloco I / 6º andar – Barra Da Tijuca
CEP: 22640102 – Rio de Janeiro - RJ
Telefone: (21) 4109-4167
Email: ri@timbrasil.com.br
C/C: gre@bvmf.com.br

ASSUNTO: Solicitação de esclarecimentos.

Senhor Diretor,
Reportamo-nos à notícia veiculada no jornal O Estado de São Paulo, seção de Economia & Negócios, no dia 29/10/2014, sob o título “América Móvil, de Carlos Slim, deve investir R$ 10 bi no Brasil em 2015”, notadamente ao trecho:
“A América Móvil, dona da Claro, está acompanhando atentamente o movimento de consolidação no Brasil. O presidente da operadora no País, Carlos Zenteno, afirmou que as conversas entre o grupo para uma possível negociação envolvendo a compra da TIM Brasil, controlada pela Telecom Itália, em parceria com a Oi e Telefônica, dona da Vivo, estão concentradas no México.
Zenteno confirmou que o grupo foi procurado pelo BTG Pactual, contratado no fim de agosto pela Oi para encontrar alternativas de consolidação, mas não deu detalhes. O banco de André Esteves tornou-se um dos maiores acionistas individuais da Oi, após o processo de aumento de capital da operadora brasileira em abril.
O BTG deverá apresentar nos próximos dias as alternativas de consolidação para os acionistas da Oi, segundo fontes familiarizadas com o assunto. Estão na mesa, além do fatiamento da TIM, uma possível fusão entre a operadora italiana e a Oi. Uma reunião entre o banco e os acionistas da operadora está prevista para a próxima semana.”
A respeito, requeremos que V.Sª esclareça se a afirmação é verídica, e, se confirmada sua veracidade, explique os motivos pelos quais entendeu não se tratar de fato relevante.
Salientamos, ainda, a necessidade do cumprimento da obrigação disposta no parágrafo único do art. 4º da Instrução CVM nº 358/02, de inquirir os administradores e acionistas controladores da Companhia, com o objetivo de averiguar se estes têm conhecimento de informações que devem ser divulgadas ao mercado.
Tal manifestação deverá incluir cópia deste ofício, e ser encaminhada ao Sistema IPE, categoria Comunicado ao Mercado, tipo Esclarecimentos sobre consultas CVM/BOVESPA.
Ressaltamos que, nos termos do art. 3º da Instrução CVM nº358/02, cumpre ao Diretor de Relações com Investidores divulgar e comunicar à CVM e, se for o caso, à bolsa de valores e entidade do mercado de balcão organizado em que os valores mobiliários de emissão da companhia sejam admitidos à negociação, qualquer ato ou fato relevante ocorrido ou relacionado aos seus negócios, bem como zelar por sua ampla e imediata disseminação, simultaneamente em todos os mercados em que tais valores mobiliários sejam admitidos à negociação.
Destacamos, por fim, que a transgressão às disposições da Instrução CVM n.º 358/02 constitui infração grave, nos termos do artigo 18 da mencionada Instrução, para os fins previstos no § 3º, do artigo 11, da Lei 6.385/76.
Cientificamos para os devidos fins que caberá à Superintendência de Relações com Empresas, no uso de suas atribuições legais e, com fundamento no inciso II, do artigo 9º, da Lei 6.385/76, e no artigo 7º c/c o artigo 9º, da Instrução CVM Nº 452/07, determinar a aplicação de multa cominatória, no valor de R$ 1.000,00 (um mil reais), sem prejuízo de outras sanções administrativas, pelo não atendimento ao presente ofício, ora também enviado via e-mail, no prazo de 01 (um) dia útil.

Atenciosamente,

Daniel Alves Araujo de Souza Gerente de Acompanhamento de Empresas 2	Fernando Soares Vieira Superintendente de Relações com Empresas

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 30, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.